Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                            27 October 2006


                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                  REPORTED REVENUES UP 12% IN FIRST NINE MONTHS
                  ---------------------------------------------

    LIKE-FOR-LIKE REVENUES AND GROSS MARGIN UP ALMOST 5% IN FIRST NINE MONTHS
    -------------------------------------------------------------------------

                     THIRD QUARTER REPORTED REVENUE UP 4.6%
                     --------------------------------------

    THIRD QUARTER LIKE-FOR-LIKE REVENUES UP OVER 4% AND GROSS MARGIN UP 4.6%
    ------------------------------------------------------------------------

             FULL YEAR OPERATING MARGIN IN LINE WITH REVISED TARGET
             ------------------------------------------------------


Revenue Growth - Nine Months


In the first nine months of 2006, reported revenues were up 12%. In constant currencies, revenues were up 11%, with currency having little overall impact. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 4.7% and gross margin up 4.9%.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the first nine months. In North America, revenues were up over 10%, which marks the thirteenth consecutive quarter of growth. The United Kingdom and the western markets of Continental Europe remain more challenging, although the latter improved over the second quarter. The United Kingdom and Continental Europe as a whole, were up over 7%, with the United Kingdom up almost 5%. Asia Pacific, Latin America, Africa and the Middle East, have shown consistent growth in each quarter of 2006, and for the first nine months of 2006 revenue across these regions rose over 20%.

By communications services sector, Branding and identity, healthcare and specialist communications showed the strongest growth with revenues up almost 16%, including significant improvement in the Group's direct, internet and interactive related activities across the major brands at OgilvyOne, RMG Connect, Wunderman and G2 and, as a result, gained market share. Public relations and public affairs revenues continued the improvement over last year, with revenues up over 12%, despite strong comparable growth in 2005. Information, insight and consultancy was up 10% for the first nine months of 2006, with the Group's advertising and media investment management up over 8%.


Revenue Growth - Third Quarter

In the third quarter, reported revenues rose by 4.6% to (pound)1.411 billion. Revenues, in constant currencies were up 7.8%, the difference being primarily due to the weakness of the US dollar against sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth was up over 4% and gross margin up 4.6%.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the third quarter, although all markets performed well with the exception of Western Europe. In North America, revenues were up over 8%, with the United Kingdom up over 1% and Western Continental Europe up over 3%. Asia Pacific, Latin America, Africa and the Middle East continued to perform well, with revenues up almost 16%.

By communications services sector, public relations and public affairs showed the strongest growth, with revenue up almost 14%, followed by branding and identity, healthcare and specialist communications up almost 12%. Information, insight and consultancy was up over 8%, and advertising and media investment management up over 4%.


New Business

Net new business billings of (pound)1,431 million ($2,647 million) were won during the third quarter. Net new business billings won in the first nine months of 2006 were $5.5 billion, an increase of almost 19% compared with the first nine months of 2005 - which was itself a record. The Group was rated number 1 in two of the three major new business surveys and number 2 in the third. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients.


Current Trading

Like-for-like growth, in the third quarter, was marginally below that seen in the first half of the year, due in part to pressure in the United Kingdom and a slower rate of growth in Eastern Europe in the third quarter.

Third quarter revised forecasts indicate that the Group's operating margin for the year is in line with the Group's headline operating margin target of 14.5%, as compared to 14% in 2005.

Prospects for improvements in trading performance remain good. The Group's margin targets for both 2006 and 2007 were last raised at the time of the 2005 annual results announcement. As indicated above, the latest forecasts show that the Group is on track to meet its target for this year, despite continuing concerns amongst some commentators about the prospects of the United States economy, its twin deficits, the indebted consumer and the direction of interest rates and commodity prices, and their impact on inflation.

The first nine months of 2006 have seen strong like-for-like growth of almost 5%. Industry experts are still forecasting that advertising and marketing services will grow at 4% this year, which for the first nine months, the Group has exceeded, therefore growing market share.

Balance Sheet and Cash Flow

The Group  continues its strategy of using free cash flow to enhance share owner
value  through  a  combination  of  necessary  capital  expenditure,   strategic
acquisitions, dividends and increased share purchases.

In the  first  nine  months  of  2006,  the  Group  continued  to make  small to medium-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been concentrated in advertising & media investment management in the United States, the United Kingdom, Germany, South Africa, Israel, China, Singapore, New Zealand and Brazil; in information, insight & consultancy in the United States, Spain, Hong Kong and China; in public relations & public affairs in the United States, Canada and India; in healthcare in the United States, the Netherlands and Switzerland and in direct, internet & interactive in the United States, Germany and China.

Consistent with the recently announced objective of increasing the share buy-back programme, in the first nine months of 2006, 33.6 million ordinary shares were purchased, equivalent to 2.7% of the share capital. Of these shares
5.7 million were acquired by the WPP ESOP in connection with restricted stock awards, and 27.9 million were cancelled. These shares were acquired at an average price of (pound)6.63 per share and total cost of (pound)222.5 million. Also, in the first nine months 16.4 million shares, equivalent to 1.3% of the share capital, were issued as a result of option exercises by our people.

Average net debt for the first nine months of 2006 was (pound)1,222 million, compared to (pound)1,088 million in the comparable period last year, at 2006 average exchange rates. This represents an increase of (pound)134 million, a slight improvement over the increase of (pound)150 million in the first six months of 2006, and reflected the acquisition of Grey Global Group. Net debt at 30 September 2006 was up slightly at (pound)1,332 million against (pound)1,283 million at the same time last year, at 2006 average exchange rates, an increase of (pound)49 million. Net debt figures reflect (pound)840 million spent on capital expenditure, acquisitions and earnout payments, share purchases and dividends in the previous 12 months, approximately matched by cash flow before capital expenditure, acquisitions and earnout payments, share purchases and dividends over the same period of (pound)855 million.

Future Objectives

The Group continues to focus on its strategic objectives of improving operating profits by 10 to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages; developing creative leadership and stimulating co-operation among Group companies.

For further information:

Sir Martin Sorrell            )
Paul Richardson               )  + 44 (0)207-408-2204
Feona McEwan                  )
Fran Butera                   )  + 1 212-632-2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2006

========================================================================================================
                                           Revenue          Revenue           Revenue           Constant
                                              2006             2005            Growth           Currency
Region                                    (pound)m         (pound)m          Reported          Growth(1)
                                                                                06/05              06/05
                                                                                    %                  %

North America                              1,692.4          1,512.7              11.9               10.3

United Kingdom                               622.3            593.4               4.9                4.9

Continental Europe                         1,087.5            995.8               9.2                9.2

Asia Pacific, Latin
America, Africa &
Middle East                                  872.8            714.0              22.2               20.2

Total Group                                4,275.0          3,815.9              12.0               11.0
========================================================================================================

========================================================================================================
Communications                             Revenue          Revenue           Revenue           Constant
Services                                      2006             2005            Growth           Currency
Sector                                    (pound)m         (pound)m          Reported          Growth(1)
                                                                                06/05              06/05
                                                                                    %                  %

Advertising & Media
Investment
Management                                 2,010.5          1,833.0               9.7                8.5

Information, Insight
& Consultancy                                652.7            591.0              10.4               10.0

Public Relations &
Public Affairs                               438.1            385.9              13.5               12.3

Branding & Identity,
Healthcare and
Specialist
Communications                             1,173.7          1,006.0              16.7               15.9

Total Group                                4,275.0          3,815.9              12.0               11.0
=========================================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2006

========================================================================================================
                                           Revenue          Revenue           Revenue           Constant
                                              2006             2005            growth           Currency
Region                                    (pound)m         (pound)m          reported          growth(1)
                                                                                06/05              06/05
                                                                                    %                  %

North America                                557.0            539.3               3.3                8.3

United Kingdom                               207.2            204.5               1.3                1.3

Continental Europe                           346.1            333.4               3.8                4.6

Asia Pacific, Latin
America, Africa &
Middle East                                  300.3            271.2              10.7               15.8

Total Group                                1,410.6          1,348.4               4.6                7.8
=========================================================================================================


=========================================================================================================
Communications                             Revenue          Revenue           Revenue           Constant
Services                                      2006             2005            Growth           Currency
Sector                                    (pound)m         (pound)m          Reported          growth(1)
                                                                                06/05              06/05
                                                                                    %                  %

Advertising & Media
Investment
Management                                   656.1            648.3               1.2                4.3

Information, Insight
& Consultancy                                213.8            203.5               5.1                8.2

Public Relations &
Public Affairs                               147.8            134.1              10.2               13.7

Branding & Identity,
Healthcare and
Specialist
Communications                               392.9            362.5               8.4               11.9

Total Group                                1,410.6          1,348.4               4.6                7.8
=========================================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.